August 23, 2018

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: John Reynolds

Assistant Director

Office of Natural Resources

RE:                         Kimbell Royalty Partners, LP

Information Statement on Schedule 14C

Filed July 26, 2018

File No. 001-38005

Ladies and Gentlemen:

On behalf of Kimbell Royalty Partners, LP (the “Partnership” or “we”), set forth below are the Partnership’s responses to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), related to the Partnership’s Information Statement on Schedule 14C filed on July 26, 2018 (the “Information Statement”). The responses are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

Item 1: Adoption of the Third Amended and Restated Partnership Agreement to Effect the Tax Election and Related Transactions, page 4

Third Amended and Restated Partnership Agreement, page 9

1.                                    We note that Class B unitholders are entitled to quarterly distributions in preference to common unitholders receiving their pro rata distribution. Please disclose whether the newly issued tranche of Class B Units will impact the net available cash for distribution to common unitholders.

RESPONSE: The Class B Units will receive a quarterly distribution solely with respect to a 2% return per quarter on the Class B Contribution that is made at the time of the Tax Election. This distribution arises because the Class B unitholders will be making an additional capital contribution to the Partnership of $0.05 per Class B Unit at the time of the Tax Election (i.e., the change in the Partnership’s federal income tax status from a pass-through partnership to an entity taxable as a corporation by means of a “check-the-box” election). The Class B Contribution is described on page 9 of the Information Statement and is being made to support the tax-free treatment of the Tax Election, which is beneficial to all current common unitholders of the Partnership.

The total amount of the Class B Contribution is $647,663. As a result, the total amount of the cash distribution to be paid on a quarterly basis to the holders of the Class B Units will be less than $13,000 (i.e., 2% of $647,663). Therefore, the impact on the Partnership’s net available cash for

United States Securities and Exchange Commission

distribution to its common unitholders will be less than $13,000 per quarter, which was approximately 0.18% of the Partnership’s cash available for distribution in the second quarter of 2018. The Partnership believes this impact on net cash available for distribution to the common unitholders is not material.

In response to the Staff’s comment, the Partnership proposes to add disclosure in the Information Statement, including on page 9 of the Information Statement, stating that the aggregate amount of the distribution to the holders of Class B Units will be approximately $13,000 per quarter.

2.                                    Similarly, to the extent that the Class B units will have a material impact on the potential future distributions to common unitholders, please provide an analysis as to whether the common unitholders are surrendering “value” for purposes of Section 2(a)(3) of the Securities Act.

RESPONSE: As explained above, the Partnership believes that the 2% quarterly return paid to holders of the Class B Units will not have a material impact on potential future distributions to holders of Common Units.

Furthermore, the Second Amended and Restated Partnership Agreement permits the Partnership to issue additional units that are senior to the Common Units without any vote or consent of the common unitholders. By way of example, no vote was required under the Partnership’s governing documents in connection with its recent issuance of $110,000,000 in Series A Preferred Units in July 2018. Moreover, the Consenting Unitholders were asked to approve the changes to the Second Amended and Restated Partnership Agreement solely related to the Tax Election itself. The Restructuring (of which the issuance of the Class B Units is a part) is not required to be put to a unitholder vote under the Second Amended and Restated Partnership Agreement.

In addition, the Partnership respectfully submits that the public common unitholders are not surrendering anything in connection with the Restructuring or the Tax Election. Other than with respect to the consent that was obtained from the Consenting Unitholders described in the preceding paragraph, no action is necessary on the part of the common unitholders in this transaction. As described in the Information Statement (including on page 7 of the Information Statement), the public unitholders are not exchanging their Common Units and will not receive new shares or other equity securities in connection with the transaction. The existing Common Units held by the public investors will remain unchanged and will continue to trade on the New York Stock Exchange to the same extent as prior to the transaction.

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United States Securities and Exchange Commission

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If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jason A. Rocha of Baker Botts L.L.P. at (713) 229-1558.

Very truly yours,

KIMBELL ROYALTY PARTNERS, LP

By: Kimbell Royalty GP, LLC, its general partner

By:	/s/ R. Davis Ravnaas

R. Davis Ravnaas
President and Chief Financial Officer

cc: Anuja A. Majmudar, Securities and Exchange Commission

Timothy Levenberg, Securities and Exchange Commission

Joshua Davidson, Baker Botts L.L.P.

Jason Rocha, Baker Botts L.L.P.